Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ACQUISITION OF PROPERTY IN THE PRC

The Board announces that on 15 December 2016 (after trading hours), Hainan Branch of the Company, as purchaser, entered into the Sale and Purchase Agreements with the Vendor, pursuant to which the Company agreed to acquire the Property at a total consideration of RMB58,013,300 (equivalent to approximately HK$64,953,591).

As at the date of this announcement, the purchaser is the branch of the Company, the Vendor is a wholly-owned subsidiary of Citics CSA which is owned as to 49% by CSAHC. CSAHC is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAHC, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Property Acquisition is higher than 0.1% but less than 5%, the Property Acquisition is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

THE PROPERTY ACQUISITION

The Board announces that on 15 December 2016 (after trading hours), Hainan Branch of the Company, as purchaser, entered into the Sale and Purchase Agreements with the Vendor, pursuant to which the Company agreed to acquire the Property at a total consideration of RMB58,013,300 (equivalent to approximately HK$64,953,591).

The principal terms of the Sale and Purchase Agreements are as follows:

Date	:	15 December 2016 (after trading hours)
Parties	:	(1) Hainan Branch of the Company (as the purchaser) (2) the Vendor
Property	:

the whole 4th floor of China Southern Air Sanya Headquarter Building located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2123.5 square meters

Consideration	:	RMB58,013,300 (equivalent to approximately HK$64,953,591) payable in cash within 15 days from the date of the Sale and Purchase Agreements
Completion	:	delivery of the Property is expected to take place on or before 1 May 2017

INFORMATION OF THE PROPERTY

The Property is located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2123.5 square meters, which includes several pre-sale units developed by the Vendor for office purpose.

CONSIDERATION

The consideration for the Property Acquisition was determined after arm’s length negotiations between the Company and the Vendor, with reference to (i) the prevailing selling prices of other pre-sale units of the development in which the Property forms part of, in the open market of Sanya; (ii) the similar types (for office purpose) of properties located in the same areas in Sanya; and (iii) the agreed 15% discount provided by the Vendor to the Company. The consideration has also included the taxes and renovation costs. The Company intends to satisfy the consideration by its internal resources.

REASONS FOR and Benefits of the property ACQUISITION

Since the Property is situated at the city centre of Sanya and a new commercial business district established by the Sanya municipal government, the Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future production development, but also realign its office premises with the Company's brand and image. The Property Acquisition will also strengthen the Company's strategic cooperation with the Sanya municipal government.

The Sale and Purchase Agreements were also signed on a standardised agreement provided jointly by the Ministry of Housing and Urban-Rural Development and the State Administration for Industry and Commerce of the PRC.

The Board (including the independent non-executive Directors) considers that the terms of the Sale and Purchase Agreements (including the consideration for the Property Acquisition) are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the purchaser is the branch of the Company, the Vendor is a wholly-owned subsidiary of Citics CSA which is owned as to 49% by CSAHC. CSAHC is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAHC, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Property Acquisition is higher than 0.1% but less than 5%, the Property Acquisition is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Sale and Purchase Agreements (including the consideration for the Property Acquisition). All the remaining six Directors who were entitled to vote, unanimously approved the resolutions approving the Sale and Purchase Agreements.

INFORMATION OF THE Company AND THE VENDOR

The principal business activity of the Company is that of civil aviation. The principal business activity of Hainan Branch of the Company is that of civil aviation.

The Vendor, a wholly-owned subsidiary of Citics CSA, based on its business license, is engaging in the business of real property investment, development, planning, sales, landscaping and indoor electrical and plumbing services, interior decoration, sales of mechanical machinery and building materials.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the meanings set out below:

“associate”	has the meaning ascribed thereto under the Listing Rules
“Board”	the board of Directors
“CITIC CSA”

CITIC China Southern Air Construction Development Co., Ltd. (中信南航建設開發有限公司), a company established in the PRC owned as to 49%, 30% and 21% equity interests by CSAHC, CITIC Real Estate Group Co., Ltd. (中信房地産集團有限公司) and Citic South (Group) Co., Ltd. (中信華南(集團)有限公司) , respectively as at the date of the announcement

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“connected person(s)”	has the meaning ascribed thereto under the Listing Rules
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“Directors”	directors of the Company
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Property”	the whole 4th floor of China Southern Air Sanya Headquarter Building (南航三亞總部基地綜合樓) located at No. 360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2123.5 square meters for the use of office
“Property Acquisition”	the acquisition of the Property by the Company from the Vendor under the Sale and Purchase Agreements
“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)
“RMB”	Renminbi, the lawful currency of the PRC
“Sale and Purchase Agreements”	seven sale and purchase agreements dated 15 December 2016 entered into between the Company and the Vendor in respect of the sale and purchase of the Property
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning as ascribed thereto under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)
“Vendor”	Sanya China Southern Air Real Property Development Co., Ltd. (三亞南航房地產開發有限公司), a company established in the PRC and is a wholly-owned subsidiary of Citics CSA as at the date of this announcement
“%”	per cent

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the PRC

15 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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